UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*




                     ADDvantage Technologies Group, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, $0.01 par value per share
-------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 006743306
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             Kenneth A. Chymiak
                 1605 East Iola, Broken Arrow, Oklahoma  74012
                                918-251-2887
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                  September 24, 2004 and September 30, 2004
-------------------------------------------------------------------------------
          (Dates of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

        1.      Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                Kenneth A. Chymiak, Trustee of the Ken Chymiak Revocable Trust Dated 3/4/92

        2.      Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)     ..........[   ]

                (b)     ..........[   ]

        3.      SEC Use Only ..................................................


        4.      Source of Funds (See Instructions) ............................


        5.      Check if Disclosure of Legal Proceedings Is Required Pursuant
                to Items 2(d) or 2(e) ......................


        6.      Citizenship or Place of Organization   United States of America



Number of               7.      Sole Voting Power.................... 1,755,000
Shares Bene-
ficially Owned          8.      Shared Voting Power..................         0
by Each
Reporting Person        9.      Sole Dispositive Power............... 1,755,000
With
                       10.      Shared Dispositive Power.............         0


        11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                1,755,000


        12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions) ..........[ X ]
                Does not include shares owned by spouse, beneficial ownership of which is disclaimed. Spouse, Susan Chymiak, files separately.


        13.     Percent of Class Represented by Amount in Row (11) ..... 17.40%


        14.     Type of Reporting Person (See Instructions)
                IN

                            Item 1.  Security and Issuer
                            ----------------------------

        This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG"). The principal executive offices of ATG are located at 1605 East Iola, Broken Arrow, Oklahoma 74012.

                          Item 2. Identity and Background
                          -------------------------------

        No change from original filing.

             Item 3. Source and Amount of Funds or Other Consideration
             ---------------------------------------------------------

        See Item 3 of Schedule 13D filed by Kenneth A. Chymiak with the Securities and Exchange Commission on October 14, 1999 with respect to the Issuer, which this filing amends and which is incorporated herein by reference.

                          Item 4. Purpose of Transaction
                          ------------------------------

        No change from original filing.


                 Item 5. Interest in Securities of the Issuer
                 --------------------------------------------

        (a) Incorporated by reference to items (7) through (11) of the cover page.

        (b) Incorporated by reference to items (7) through (11) of the cover page.

        (c) The only transactions occurring during the past 60 days are as follows:

                (i) On September 24, 2004, Mr. Chymiak made a private sale of shares and grant of options described in item 6 below, which discussion is incorporated into this item by reference; and

                (ii) On September 30, 2004, ADDvantage Technologies Group, Inc. redeemed all of the company's issued and outstanding shares of Series A 5% Cumulative Convertible Preferred Stock ("Series A Preferred Stock") at its stated value of $40.00 per share. Mr. Chymiak and his spouse each owned 50,000 shares of Series A Preferred Stock and each received a redemption payment of $2,000,000 for their shares. Each share of Series A Preferred Stock was convertible into ten shares of common stock. By reason of the redemption, Mr. Chymiak's beneficial ownership of common stock decreased by 500,000 shares. His spouse's beneficial ownership decreased by the same amount.


        (d) No person other than Mr. Chymiak has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,755,000 of Common Stock of ATG owned by Mr. Chymiak.

        (e)     Not applicable.

                    Item 6. Contracts, Arrangements, Understandings or
                    --------------------------------------------------
                  Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------

      Mr. Chymiak and his brother, David E. Chymiak, entered into a Stock Purchase Agreement dated September 24, 2004 pursuant to which each of them sold 250,000 shares of common stock and granted options to purchase a total of 1,500,000 shares of common stock from each of them on the terms set forth in the Stock Purchase Agreement, a copy of which is filed as an exhibit to this
Schedule 13D. These persons have also entered into a fee agreement with Bathgate Capital Partners LLC pursuant to which Bathgate Capital will be paid a fee in connection with the sales of common stock made pursuant to the Stock Purchase Options.

                         Item 7. Material to Be Filed as Exhibits
                         ----------------------------------------

        Exhibit 1. Copy of Stock Purchase Agreement dated September 24, 2004 with Barron Partners, L.P.

        Exhibit 2. Fee Agreement dated September 22, 2004 with Bathgate Capital Partners, LLC.

                        * * * * * * * * * * * * * * * * * * * * *


                                      Signature


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Dated:  October 15, 2004




                                       \s\ Kenneth A. Chymiak
                                       ----------------------
                                       Kenneth A. Chymiak, Trustee of the
                                       Ken Chymiak Revocable Trust dated 3/4/92

                                   EXHIBIT 1


                            STOCK PURCHASE AGREEMENT
                    WITH OPTION TO PURCHASE ADDITIONAL SHARES

This Agreement is made and entered into as of the 24th day of September, 2004, between David E. Chymiak, residing in Tulsa, OK and Kenneth A. Chymiak, as trustee of the Ken Chymiak Revocable Trust dated March 4, 1992, residing in Tulsa, OK (each a "Selling Shareholder" and collectively the "Selling Shareholders"), and Barron Partners LP, a Delaware limited partnership, or its registered assigns ("Buyer").

                                 PREAMBLE

        Selling Shareholders desire to sell to Buyer, and Buyer desires to purchase from Selling Shareholders, 500,000 shares of ADDvantage Technologies Group Inc.'s ("AEY") common stock held by Selling Shareholders, par value $.01 per share (the "Shares"), upon the terms set forth herein. Selling Shareholders also desire to grant options to purchase additional Shares ("Option Shares") to Buyer, and Buyer desires to purchase from Selling Shareholders, up to 3,000,000 Option Shares of AEY's common stock held by Selling Shareholders. Selling Shareholders also agree to use their reasonable efforts to cause AEY to register the resale of the Shares, including the Option Shares, acquired by Buyer pursuant hereto in order to permit Buyer to sell its Shares and Option Shares publicly in the future. Therefore, with the intent to be legally bound, the parties agree as follows:

                                AGREEMENT

        1       Sale of Shares.  Each of the Selling Shareholders agrees to sell, and Buyer agrees to purchase from each of the Selling Shareholders, 250,000 Shares at the price of three dollars and twenty-five cents ($3.25) per Share. Immediately upon execution of this Agreement, Buyer shall send a check payable to the account of Conner & Winters, as escrow agent (hereinafter referred to as the "Escrow Agent") under that certain Escrow Agreement of even date herewith by and among Buyer, Selling Shareholders and the Escrow Agent, the sum of $1,625,000 representing the purchase price of the Shares
(the "Shares Payment"). Selling Shareholders will then immediately take action to cause to be to delivered to Buyer (either directly or through the Escrow Agent) as soon as reasonably possible a stock certificate(s) representing the Shares either then registered in the name of Barron Partners LP or accompanied by executed assignments separate from certificate ("stock powers") duly endorsed for transfer to Buyer under medallion signature guaranties. There should also be delivered to the Buyer an opinion of counsel addressed to AEY, the transfer agent and the Buyer, that the Shares may be transferred without compliance with the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and of any applicable state securities laws. The Shares Payment shall be released from the escrow to the Selling Shareholders upon Buyer's or the Escrow Agent's receipt of the certificate evidencing Buyer's Shares. If the Escrow Agent receives Buyer's Shares, it shall immediately forward them to Buyer contemporaneously with releasing the Shares Payment.

        2.1 Sale of Option Shares ("Option 1"). Selling Shareholders hereby grant to Buyer, for a period of 15 months from the date of an effective registration statement and during which an effective registration statement shall be in force covering all underlying shares ("Option 1 Period"), the option to purchase, 1,000,000 Shares at the price of four dollars and twenty-five cents ($4.25) per Share, or a total of $4,250,000 representing the purchase price of the Shares covered by Option 1 (the "Option 1 Shares Payment"). The Selling Shareholders, upon execution of this Agreement, shall each deposit said Option Shares with the Escrow Agent, in escrow, for the duration of the Option 1 Period. Upon exercise of Option 1, the Buyer shall send a check for the Shares Payment payable to the account of the Escrow Agent, who will then immediately take action to cause to be to delivered to Buyer as soon as reasonably possible a stock certificate(s) representing the Shares either in the name of Barron Partners LP or accompanied by stock powers duly endorsed under medallion signature guaranties. There should also be delivered to the Buyer an opinion of counsel addressed to AEY, the transfer agent and the Buyer, that the Shares may be transferred without compliance with the registration requirements of the 1933 Act and of any applicable state securities laws. The Shares Payment shall be released from the escrow to the Selling Shareholders upon Buyer's receipt of the Shares covered by Option 1.


        2.2 Sale of Option Shares ("Option 2"). Selling Shareholders agree to sell, and Selling Shareholders agree to grant to Buyer, for a period of 18 months from the date of an effective registration statement and during which an effective registration statement shall be in force covering all underlying shares ("Option 2 Period"), the option to purchase, 1,000,000 Shares at the price of five dollars and twenty-five cents ($5.25) per Share for the sum of $5,250,000 representing the purchase price of the Shares (the "Shares Payment"). The Selling Shareholders, upon execution of this Agreement, shall deposit said Option Shares with the Escrow Agent for the duration of the Option 2 Period. Upon exercise of Option 2, the Buyer shall send a check for the Shares Payment payable to the account of the Escrow Agent, who will then immediately take action to cause to be to delivered to Buyer as soon as reasonably possible a stock certificate(s) representing the Shares either in the name of Barron Partners LP or accompanied by stock powers duly endorsed under medallion signature guaranties. There should also be delivered to the Buyer an opinion of counsel addressed to AEY, the transfer agent and the Buyer, that the Shares may be transferred without compliance with the registration requirements of the 1933 Act, and of any applicable state securities laws. The Shares Payment shall be released from the escrow to the Selling Shareholders upon Buyer's receipt of the Shares covered by Option 2.


        2.3 Sale of Option Shares ("Option 3"). Selling Shareholders agree to sell, and Selling Shareholder agrees to grant to Buyer, for a period of 24 months from the date of an effective registration statement and during which an effective registration statement shall be in force covering all underlying shares ("Option 3 Period"), the option to purchase, 1,000,000 Shares at the price of six dollars and twenty-five cents ($6.25) per share for the sum of $6,250,000 representing the purchase price of the Shares (the "Shares Payment"). The Selling Shareholders, upon execution of this Agreement, shall deposit said Option Shares with the Escrow Agent for the duration of the Option 3 Period. Upon exercise of Option 3, the Buyer shall send a check for the Shares Payment payable to the account of the Escrow Agent, who will then immediately take action to cause to be to delivered to Buyer as soon as reasonably possible a stock certificate(s) representing the Shares either in the name of Barron Partners LP or accompanied by stock powers duly endorsed under medallion signature guaranties. There should also be delivered to the Buyer an opinion of counsel addressed to AEY, the transfer agent and the Buyer, that the Shares may be transferred without compliance with the registration requirements of the Securities Act of 1933, as amended, and of any applicable state securities laws. The Shares Payment shall be released from the escrow to the Selling Shareholders upon Buyer's receipt of the Shares covered by Option 3.

        2.4     Exercise of Option Shares.     Buyer shall complete an attached
"Form of Election to Purchase" and follow the procedures outlined in Sections 2.1, 2.2 and 2.3, as applicable, for the exercise of the Option Shares. One-half of the total Shares to be transferred to Buyer in connection with the exercise of each Option shall be Shares registered in the name of and deposited by each of the Selling Shareholders. Notwithstanding anything in this Agree-ment to the contrary, it is understood and agreed that


        (i) each exercise of any Option granted hereunder shall not be for less than the lesser of 150,000 Shares or the total number of Shares then held by the Escrow Agent subject to all of the Options; and

        (ii) if the certificates and executed stock powers required to be delivered to Buyer in connection with the exercise of any Option hereunder have not been received by Buyer within thirty (30) days following the receipt of the purchase price by the Escrow Agent, the exercise of the Option will, at the written election of Buyer, be voided and the full amount of the Purchase Price paid to the Escrow Agent shall be returned to Buyer. Notice of such written election to void such Option exercise shall be delivered to the Selling Share-holders and Escrow Agent promptly.

        2.5     Maximum Exercise.     Notwithstanding anything in the foregoing
to the contrary, the Buyer shall not be entitled to exercise any option for any Option Shares to acquire a number of shares of AEY Common Stock which would be in excess of the sum of (i) the number of shares of AEY Common Stock bene-ficially owned by the Buyer and its affiliates on such exercise date, and (ii) the number of shares of AEY Common Stock that would result in beneficial owner-ship by the Buyer and its affiliates of more than 4.99% of the outstanding shares of AEY Common Stock on such date. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Buyer shall not be limited to aggregate exercises which would result in the issuance of more than 4.99% of the outstanding shares of AEY Common Stock. The restriction described in this paragraph may be revoked upon sixty-one (61) days prior notice from the Buyer to the Selling Shareholders and AEY. The Buyer may allocate which of the equity securities of AEY deemed beneficially owned shall be included in the 4.99% amount described above and which shall be allocated to the excess above 4.99% of the outstanding shares of AEY Common Stock.


        3.1 "Registrable Shares" means and includes the Shares and Option Shares of AEY sold to Buyer pursuant to this Agreement. As to any particular Registrable Shares, such securities will cease to be Registrable Shares when
(a) they have been effectively registered under the 1933 Act and disposed of in accordance with the registration statement covering them, (b) they are or may be freely traded without registration pursuant to Rule 144 under the 1933 Act (or any similar provisions that are then in effect), or (c) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been issued by AEY and AEY shall not have "stop transfer" instructions against them.

        3.2 Registration of Registrable Securities. The Selling Shareholders shall use their reasonable best efforts to cause AEY to prepare and file with the Securities and Exchange Commission ("SEC") within thirty (30) days following the execution of this agreement (the "Filing Date") a registration statement (the "Registration Statement") covering the resale of the Registrable Securities and to cause the Registration Statement to be declared effective by the SEC within 90 days of the filing date. Nothing contained herein shall be deemed to limit the number of Registrable Securities to be registered by AEY on behalf of the Selling Shareholders hereunder. As a result, should the Registration Statement not relate to the maximum number of Registrable Securities acquired by (or potentially acquirable by) Buyer pursuant to this Agreement, the Selling Shareholders shall use their reasonable best efforts to cause AEY to promptly file a separate registration statement (utilizing Rule 462 promulgated under the 1933 Act, where applicable) relating to such Registrable Securities which then remain unregistered. The provisions of this Agreement shall relate to any such separate registration statement as if it were an amendment to the Registration Statement.


        3.3 Registration Statement Form. Registrations under Section 3.2 shall be on Form S-3 or such other appropriate registration form of the SEC as shall permit the disposition of such Registrable Securities in accordance with the intended method or methods of disposition specified in the Registration Statement; provided, however, such intended method of disposition shall not include an underwritten offering of the Registrable Securities.

        3.4 Expenses. The Selling Shareholders will pay all Registration expenses in connection with any registration required by Sections 3.2 herein.

        3.5 Black-out Period. Notwithstanding any other provisions of this Agreement to the contrary, if, after the Registration Statement has been filed and become effective, there are material developments the disclosure of which the Board of Directors of AEY, in its reasonable judgment exercised in good faith, believes would be detrimental to AEY, AEY may instruct the holders of Registrable Securities covered by the Registration Statement to suspend all sales of such securities for a period of up to 30 days (a "Black-out Period"). The Black-out Period shall not terminate until such holders have been given notice by AEY that they may resume sales under the Registration Statement. No sales of Registrable Securities shall be made by the holders thereof under such Registration Statement or otherwise during such Black-out Period and such holders shall keep confidential the fact of the Black-out Period and any facts or circumstances related thereto of which they may have become aware.


        4.1 Reset Equity Deals. Selling Shareholders represent to Buyer that AEY has no outstanding agreements or securities which involve or constitute a "Variable Rate Transaction" or an "MFN Transaction." From the date hereof until such time as the Buyer no longer holds any of the Shares, the Selling Shareholders will use their commercially reasonable efforts to prevent AEY from effecting or entering into an agreement to effect any subsequent financing involving a Variable Rate Transaction or an MFN Transaction (each as defined below). For purposes of this Agreement, the term "Variable Rate Transaction" shall mean a transaction in which AEY issues or sells (i) any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Shares, either (A) at a conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of AEY or the market for the Shares. The term "MFN Transaction" shall mean a transaction in which AEY issues or sells any securities in a capital raising transaction or series of related transactions which grants to an investor the right to receive additional Shares based upon future transactions of AEY on terms more favorable than those granted to such investor in such offering.

        5.1 Representations and Warranties of Selling Shareholders. Each Selling Shareholder hereby represents and warrants to Buyer as follows:


        (a) Such Selling Shareholder has the full power and legal capacity to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

        (b) Such Selling Shareholder is the lawful owner of his Shares and Option Shares being sold, free and clear of any liens, pledges, security interests, prior assignments or encumbrances (except for applicable securities law restrictions and stock resale restrictive legend).

        (c)     Such Selling Shareholder is an officer and director of AEY.

        (d) All material information concerning AEY is set forth in AEY's reports and statements filed with the Securities and Exchange Commission and those reports and statements do not misstate any material facts or omit to state any material facts necessary to make the statements made in such reports and statements, in light of the circumstances in which they were made, not misleading.

        (e) This Agreement constitutes a valid, legally binding and enforceable obligation of such Selling Shareholder.

        5.2 Representations and Warranties of Buyer. Buyer represents and warrants to the Selling Shareholders that:

        (a) Buyer is a partnership or other legally recognized entity duly organized, validly existing and in good standing under the Laws of State of Delaware, and has all requisite power and authority to enter into this Agree-ment and perform its obligations hereunder. Buyer was not formed for the primary purpose of investing in the Shares and the Option Shares.

        (b) The execution, delivery and performance of this Agreement by Buyer have been duly and effectively authorized by all necessary partnership or other actions of Buyer and the consummation of the transactions contemplated hereby do not result in a violation of Partnership's partnership agreement or other applicable governing terms or standards. This Agreement constitutes a valid, legally binding and enforceable obligation of Buyer.

        (c) Buyer is an "accredited investor" within the meaning of Rule 501 of Regulation D of the Securities Act, is experienced in making investments of the kind contemplated by this Agreement, has had access to all material information related to the business and operations of AEY, and is capable, by reason of its business and financial experience, of evaluating the relative merits and risks of an investment in the Shares and Option Shares.

        (d) The Shares, each of the Options and, upon exercise of the Options, the Option Shares, are being acquired by Buyer for its own account for investment purposes only, and not with a view to the sale or distribution of any part thereof. Buyer understands that the offer and sale of the Shares, Options and Option Shares to Buyer pursuant to this Agreement have not been registered under the 1933 Act or any applicable state securities act, and that none of these securities may be resold except pursuant to the Registration Statement, the provisions of Rule 144 or any other transactions which, in the opinion of counsel for AEY, are exempt from the registration requirements of the 1933 Act and any applicable state securities acts. Buyer agrees that a legend to this effect may be included on the certificates evidencing the Shares delivered to it pursuant to this Agreement.

        6.1     Miscellaneous.

        (a) This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether oral or written, among the parties hereto with respect to the subject matter hereof. This Agreement may be amended only by an instrument in writing signed by each of the parties to this Agreement.

        (b) This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

        (c) Each of the parties hereto shall, without further consideration, execute and deliver to any other party hereto such instruments of transfer, and shall perform such other actions, as such party may reasonably request to carry out the transactions contemplated hereby.

        (d) In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonably substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

        (f) This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement on the date first written above.


                                             --------------------------------
                                             David E. Chymiak

                                             --------------------------------
                                             Date

                                             --------------------------------
                                             Kenneth A. Chymiak, Trustee of the
                                             Ken Chymiak Revocable Trust Dated
                                             March 4, 1992

                                             --------------------------------
                                             Date



                                             BARRON PARTNERS LP


                                             By:-----------------------------
                                                         Signature


                                             --------------------------------
                                                          Title

                                             --------------------------------
                                                          Date

                          FORM OF ELECTION TO PURCHASE
                                   "OPTION 1"

(To be executed by the Option Shares holder to exercise the right to purchase shares of ADDvantage Technologies Group, Inc. (AEY) Common Stock or its successors under the foregoing Agreement)

To:  ------------------:
     [SELLING SHAREHOLDERS]

In accordance with the Agreement enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase --------------- shares of Common Stock ("Common Stock"), $------ par value, of AEY or its successors and encloses one Option Share and four dollars and twenty-five cents ($4.25) for each Option Share being purchased or an aggregate of $------------- in cash or certified or official bank check or checks.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please print name and address)

------------------------------------------------
(Please insert Tax Identification Number)

If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Agreement, the undersigned requests that an amendment to the Agreement evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please print name and address)


Dated:----------------------                 Name of Options Shares Holder:

                                             (Print)-------------------------

                                             (By:)---------------------------

                                             (Name:)-------------------------

                                             (Title:)------------------------

                          FORM OF ELECTION TO PURCHASE
                                   "OPTION 2"

(To be executed by the Option Shares holder to exercise the right to purchase shares of Addvantage Technologies Group, Inc. (AEY) Common Stock or its successors under the foregoing Agreement)

To:  ----------------:
     [SELLING SHAREHOLDERS]

In accordance with the Agreement enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase --------------- shares of Common Stock ("Common Stock"), $---------- par value, of AEY or its successors and encloses one Option Share and five dollars and twenty-five cents ($5.25) for each Option Share being purchased or an aggregate of $------------- in cash or certified or official bank check or checks.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:


------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please print name and address)

------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please insert Tax Identification Number)


If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Agreement, the undersigned requests that an amendment to the Agreement evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:


------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please print name and address)


Dated: ---------------------------             Name of Options Shares Holder:

                                             (Print)-------------------------

                                             (By:)---------------------------

                                             (Name:)-------------------------

                                             (Title:)------------------------

                           FORM OF ELECTION TO PURCHASE
                                   "OPTION 3"

(To be executed by the Option Shares holder to exercise the right to purchase shares of Addvantage Technologies Group, Inc. (AEY) Common Stock or its successors under the foregoing Agreement)

To:  ------------------:
     [SELLING SHAREHOLDERS]

In accordance with the Agreement enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase --------------- shares of Common Stock ("Common Stock"), $-------- par value, of AEY or its successors and encloses one Option Share and six dollars and twenty-five cents ($6.25) for each Option Share being purchased or an aggregate of $------------- in cash or certified or official bank check or checks.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of:

------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please print name and address)

------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please insert Tax Identification Number)


If the number of shares of Common Stock issuable upon this exercise shall not be all of the shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Agreement, the undersigned requests that an amendment to the Agreement evidencing the right to purchase the shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:


------------------------------------------------

------------------------------------------------

------------------------------------------------
(Please print name and address)


Dated: ---------------------------             Name of Options Shares Holder:

                                             (Print)-------------------------

                                             (By:)---------------------------

                                             (Name:)-------------------------

                                             (Title:)------------------------

                                    EXHIBIT 2




September 22, 2004

Mr. Ken Chymiak
Mr. David Chymiak
TULSAT CORPORATION
1605 E. Iola
Broken Arrow, OK. 74012


Gentlemen:

         Bathgate Capital Partners, LLC ("Bathgate Capital"), hereby confirms its agreement with Ken Chymiak and David Chymiak (the "Sellers") as follows:

                                   SECTION 1
                           Description of Securities

        Bathgate Capital has introduced Barron Partners, L.P. ("Barron") to Sellers. Barron has offered to purchase from Sellers up to 3,500,000 shares (the "Shares") of the common stock of Addvantage Technologies Group, Inc. ("AEY") on terms as set forth herein and more fully described in the Purchase Agreement to be entered into by the Sellers and Barron. The sale of the Shares shall be referred to herein as the "Transaction."


       1. Compensation. As compensation for introducing Barron to the Sellers, if, during the Engagement Period you consummate the Transaction (or any other transaction) with Barron, you shall pay us a fee (the "Fee") equal to 6% of the purchase price of the 500,000 Shares to be sold to Barron upon execution of the Purchase Agreement. In connection with the exercise of each of the three Options granted under the Purchase Agreement, the Fee payable to Bathgate Capital will be equal to:

        (i) 6% of that portion of the aggregate purchase price paid upon the exercise or exercises of each Option up to and including $1M; plus
       (ii) 5% of that portion of the aggregate purchase price paid upon the exercise or exercises of each Option which is greater than $1M and up to and including $2M; plus
      (iii) 4% of that portion of the aggregate purchase price paid upon the exercise or exercises of each Option greater than $2M and up to and including $3M; plus
       (iv) 3% of that portion of the aggregate purchase price paid upon the exercise or exercises of each Option greater than $3M

For these purposes, the aggregate purchase price paid upon the exercise or exercises of each Option shall be equal to the total of the purchase prices paid by Barron for the Shares in connection with the exercise or exercises of each of the Options granted under the Purchase Agreement. There are to be three Options granted under the Purchase Agreement, each one covering a total of 1,000,000 Shares. The exercise prices under the Options are $4.25 per Share, $5.25 per Share and $6.25 per Share, respectively. Each portion of the ee payable hereunder shall be due and payable only with respect to the amounts of the purchase prices actually received by the Escrow Agent for the benefit of the Selling Shareholders.

The Fee shall be paid out of the established escrow account as Shares are purchased from you by Barron and /or any Barron affiliates. No fee payable to any other finder or advisor shall operate to reduce the fees payable to Bathgate Capital hereunder.

We hereby represent that (i) Bathgate Capital is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc,. and (ii) there was no advertising or general solicitation involved in the location of Barron as a potential investor in the Shares.


        2. Expenses. In addition to payment of our fees hereunder, and regardless of whether the Transaction is entered into, you will reimburse us for all reasonable legal expenses incurred in connection with our activities under this agreement provided that such expenses have been approved in advance by you. You will reimburse us for such pre-approved expenses not later than ten days after we present you satisfactory documentation with respect to such expenses, which documentation we will submit to you on a timely basis.

        3. Term of Agreement. Our engagement hereunder is for a period commencing on the date of this letter and continuing until December 31, 2004 and thereafter until the Options granted under the Purchase Agreement all either have been exercised or have expired (the "Engagement Period").


        4. Non-Circumvention and Non-Disclosure. Neither of the Sellers will attempt to consummate a transaction on their behalf with any financing sources, or potential acquisition, introduced by Bathgate Capital without first notifying Bathgate Capital, and satisfying Bathgate Capital's right to a fee as outlined in Section 1 (Compensation) above. This provision will inure for a period of 18 months from the date affixed to this document.


        5. Right to Proceed. You shall have the right, in your sole discretion, to decline to proceed with the Transaction.


        6. Information. You will furnish Barron with such information as it reasonably believes it needs to perform its due diligence investigation of AEY (all such information so furnished being the "Information").


        7. No Limitation on Other Engagements. As you know, Bathgate Capital is a full service securities firm and as such may from time to time we may effect transactions, for our own account or the account of our customers; and we hold positions in securities or options on securities of other companies, which may become either a lender or investor for the purpose of this agreement. We shall not by this agreement be prevented or barred from rendering services of the same or similar nature as herein described, or services of any nature whatsoever for, or on behalf of, persons, firms, or corporations other than the Sellers. You acknowledge that we are not registered or licensed as a broker-dealer with all state securities commissions or other regulatory authorities and that should we introduce you to an institutional investor, venture capital or other potential source of capital, we shall not, and shall not be required to, participate in any negotiations with respect to such financing in any state wherein such activity requires prior registration as a securities broker-dealer and is not exempt from such registration. You further acknowledge that nothing in this agreement shall require us to perform services for which the rendering of such services would violate any applicable law.

        8. Arbitration. The parties agree that all controversies which may arise between them concerning the Transaction, the construction, performance or breach of this or any other agreement between them, whether entered into prior, on, or subsequent to the date hereof, or any other matter, including but not limited to, securities activity, investment advice or in any way related thereto, shall be determined by arbitration in accordance with the Rules of Arbitration of the National Association of Securities Dealers, Inc.. This provision shall inure to the benefit of and be binding on the Sellers, Bathgate Capital, and their respective officers, directors, registered representatives, agents, independent contractors, employees, sureties, and any person acting on their behalf in relation to acting subject to this agreement. Any award rendered in arbitration may be enforced in any court of competent jurisdiction.

        10. Limitation on Bathgate Capital's Engagement. The obligations of Bathgate Capital described in this agreement consist solely of acting as a finder to the Company. In such capacity, we shall act as an independent contractor, and in no event shall we be required by this agreement to act as your agent or otherwise to represent or make decisions for you. All final decisions with respect to acts of the Sellers, whether or not made pursuant to or in reliance on information or advice furnished by us hereunder, shall be those of the Sellers or such affiliates and we shall under no circumstances be liable for any expense incurred or loss suffered by you as a consequence of such decisions.

        11. Indemnification. Recognizing that transactions of this type sometimes result in litigation, the parties agree to the Indemnification provisions set forth in Exhibit A to this Agreement, which are incorporated by reference herein.


        12. No Breach. Each party represents to the other that consummation of the transactions contemplated herein will not result in a material breach of any of the terms, provisions or conditions of any written agreement to which the representing party is a party or which is binding on it or its properties and assets.

        13. Notice. Any or all notices, designations, consents, offers, acceptances, or other communications provided for herein shall be given in writing and delivered in person, by a recognized courier service or by a recognized overnight delivery service, or by registered or certified mail, return receipt requested, directed to the address shown below unless notice of a change of address is furnished.

        If to Bathgate Capital: Bathgate Capital Partners, LLC
                                5350 S. Roslyn Street, Suite 400
                                Greenwood Village, Colorado 80111
                                Attn:  Vicki D. E. Barone

        If to the Sellers:      Ken Chymiak
                                TULSAT CORPORATION
                                1605 E. Iola
                                Broken Arrow, OK. 74012


                                David Chymiak
                                TULSAT CORPORATION
                                1605 E. Iola
                                Broken Arrow, OK. 74012


        Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or overnight delivery service, or, if mailed, when actually received.

        14. Governing Law. The laws of the State of Colorado governing contracts made and to be performed in Colorado shall govern the agreement expressed herein, without giving effect to principles of conflicts of law.

        15. Successors and Assigns. This agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any attempt by any party to assign any rights, duties, or obligations that may arise under this agreement without the prior written consent of the other party shall be void.

        16. Counterparts. This agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall be deemed the same document.

      17. Entire Agreement/Amendments. This agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communication, understanding, and agreements between the parties. This agreement cannot be modified or changed except by a writing signed by all parties.

      18. Waiver. The party entitled to the benefit thereof may waive any of the terms and conditions of this Agreement at any time and from time to time in writing, but a waiver in one instance shall not be deemed to constitute a waiver in any other instance. A failure to enforce any provision of this Agreement shall not operate as a waiver of this provision or of any other provision hereof.

      19. Survival. The provisions of this agreement relating to the payment of fees and expenses, indemnification, limitations on the liability of Indemnified Parties, contribution, settlements, the status of Bathgate Partners as an independent contractor, the limitation on to whom Bathgate Capital shall owe any duties, and arbitration shall survive any termination of our engagement hereunder.

      20. Severability. In the event that any provision of this Agreement shall be held to be invalid, illegal, or unenforceable in any circumstances, the remaining provisions shall nevertheless remain in full force and effect and shall be construed as if the unenforceable portion or portions were deleted.


       Please confirm that the foregoing is in accordance with your under-standing by signing and returning to us the enclosed copy of this letter, which shall become a binding agreement upon our receipt. We are delighted to accept this engagement and look forward to working with you on this assignment.


                                               Very truly yours,

                                               BATHGATE CAPITAL PARTNERS LLC


                                               By:-----------------------------
                                              Senior Managing Partner (Manager)

Accepted and Agreed
To as of the date
First written above:

SELLER




---------------------------
Ken Chymiak


SELLER



---------------------------
David Chymiak

EXHIBIT A

INDEMNIFICATION.

        (a) Recognizing that transactions of this type sometimes result in litigation and that Bathgate Capital's role is limited to acting as the Sellers' financial advisor, the Sellers agree to indemnify Bathgate Capital and its affiliates (and the directors, officers, agents, employees and controlling persons of Bathgate Capital and its affiliates)(each, an "Indemnified Person") to the full extent lawful, from and against any and all third-party claims, damages, losses, liabilities and expenses, joint or several to which such Indemnified Person may become subject under applicable federal or state law, or otherwise ("Damages"), related to or arising out of the Transaction, the engagement of Bathgate Capital pursuant to this agreement, the performance by Bathgate Capital of the services contemplated by this agreement, or any failure to consummate the Transaction. "Damages" shall also include, without limitation, reasonable fees and disbursements of such Indemnified Person's counsel and such Indemnified Person's reasonable travel and other out-of-pocket expenses incurred in connection with the investigation of or preparation for any pending or threatened litigation, action, claim, or proceeding
(an "Action") arising therefrom. The Sellers will reimburse each Indemnified Person for all Damages as they are incurred, whether or not such Indemnified Person is a party and whether or not any action or proceeding actually is commenced. The Sellers will not be liable under the foregoing indemnification provisions to the extent that any Damages resulted from the fraudulent or negligent acts or other willful misconduct ("Wrongful Acts") of the Indemnified Person.


       (b) Bathgate Capital agrees to indemnify the Sellers to the full extent lawful against any and all Damages as incurred arising out of Wrongful Acts of Bathgate Capital in connection with its performance under this Agreement. For purposes of this subsection (b) and the other provisions of this Agreement below, Sellers and their respective agents, employees, representatives and affiliates shall be considered Indemnified Persons.

       (c) Each indemnifying party further agrees that it will not settle or compromise or consent to the entry of any judgment in any pending or threatened Action in respect of which indemnification may be sought hereunder (whether or not an Indemnified Person is a party therein) unless the indemnifying party shall have given the Indemnified Person reasonable prior written notice thereof and used all reasonable efforts, after consultation with the Indemnified Person, to obtain an unconditional release of each Indemnified Person from all liability arising therefrom.

       (d) If for any reason the foregoing indemnification is unavailable to the Indemnified Person, or insufficient to hold it harmless, then the indemnifying party shall contribute to the amount paid or payable by the Indemnified Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the parties, but also the relative fault of the parties, as well as any relevant equitable considerations. In no event will the aggregate amount the Indemnified Persons are required to contribute exceed the amount of fees (excluding expense reimbursement) actually paid to Bathgate Capital. The reimbursement, indemnity and contribution obligations of the parties under this paragraph shall be in addition to any liability which the parties may otherwise have and shall be binding upon and inure to the benefit of any successor, assigns, heirs and personal representatives of the Sellers, Bathgate Capital, and any other Indemnified Person.

       (e) The provisions of this Exhibit shall apply to the engagement (including related activities before the date hereof) and any modification thereof and shall remain in full force and effect regardless of the completion or termination of the engagement.

       (f) Promptly after receipt by an Indemnified Person under subparagraphs (a) or (b) above of written notice of the commencement of any Action, the Indemnified Person shall, if a claim in respect thereof is to be made against the indemnifying party under such section, notify the indemnifying party in writing of the commencement of that Action; the failure to notify the indemnifying party shall not relieve it of any liability which it may have to an Indemnified Person, except to the extent that the indemnifying party did not otherwise have knowledge of the commencement of the Action and the indemnifying party's ability to defend against the Action was prejudiced by such failure.
If any such Action shall be brought against an Indemnified Person, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Person, unless the Indemnified Person reasonably believes that the indemnifying party's interest in the Action is adverse to that of the Indemnified Person. After notice from the indemnifying party to the Indemnified Person of its election to assume the defense of such Action, the indemnifying party shall not be liable to the Indemnified Person for any legal or other expenses subsequently incurred by the Indemnified Person in connection with the defense thereof other than reasonable costs of ivestigation, and the cost of any attorney for the Indemnified Person to represent such Indemnified Person's interests in the Action.